Exhibit 99.1

Nomad Foods Names Dominic Brisby as Executive President & CEO-Elect; Announces Stéfan Descheemaeker’s Retirement

WOKING, England – October 10, 2025 - Nomad Foods Limited (NYSE: NOMD), has today announced the appointment of Dominic Brisby as its new Executive President, Chief Executive Officer-Elect and member of the Board of Directors effective November 3, 2025. Mr. Brisby will work with the Company’s current CEO, Stéfan Descheemaeker, for a transition period until Mr. Descheemaeker’s retirement on January 1, 2026, when Mr. Brisby will be appointed CEO. Mr. Descheemaeker will continue to serve as a Director on the Company’s Board following the CEO transition.

Mr. Brisby is an accomplished business leader with an excellent track record leading multiple companies in the consumer goods industry. Most recently, Mr. Brisby served as President of North America and Europe at Flora Food Group, a plant-based food company. Under his leadership, the business achieved its highest-ever market share in North America. In Europe he grew the business by developing a comprehensive strategic and tactical plan that transformed the P&L and enabled reinvestment in product innovation and brand relaunches to better align with consumer preferences. Prior to joining Flora Food Group, Mr. Brisby was Interim Co-CEO and Regional President at Imperial Brands, where he managed various regions with P&L responsibilities. Key accomplishments included reversing market share declines and implementing cost-saving measures that led to record profit growth in the U.S. market.

Mr. Descheemaeker, who has been the Company’s CEO since its founding in 2015, will continue to serve as a Director on Nomad Foods’ Board in a non-executive capacity beginning January 2026. During his tenure he led Nomad Foods through a period of fundamental changes in consumer trends and the retail landscape while overcoming multiple external headwinds. The Company successfully delivered nine consecutive years of revenue and Adjusted EBITDA growth through 2024 and, based on the Company’s current fiscal 2025 guidance, Adjusted EPS is expected to have approximately doubled from 2016 to 2025 under his leadership.

Outgoing CEO Stéfan Descheemaeker said, “I am proud of what we have built at Nomad Foods. The Company has become the leading savory frozen food business in Europe and one of the largest savory frozen food companies worldwide. We have built a portfolio of market-leading brands in an on-trend category while attracting top-tier talent which positions the Company to win. After 10 years as CEO, I believe now is the appropriate time to transition to new leadership who can take the Company to new heights. The Board and I have been planning my retirement and actively working to identify my successor. I am delighted that Dominic has accepted the offer to lead Nomad Foods beginning in January 2026, and I look forward to supporting him from my role on the Board.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are extremely grateful for Stéfan’s leadership over the past decade and the role he has played in the succession process. Furthermore, we are pleased that he has agreed to continue to be actively involved with the Company as a non-executive Director. We believe the Company has tremendous growth potential ahead of it and we are excited to have a leader of Dominic’s caliber and experience join us as the Company’s next CEO. His track record of value-creation is impressive, and he brings a passion for brand building, innovation and cost discipline that we believe will position the Company for success over the next decade.”

Mr. Brisby, Nomad Foods’ CEO Elect said: “I am honored to be appointed as the new CEO of Nomad Foods. The Company has truly iconic brands that sit at the intersection of several big consumer themes. It is well aligned with the trends of nutrition, convenience, value and sustainability that are reshaping consumer demand. I look forward to working with my new colleagues at Nomad Foods to unlock the Company’s full growth potential and deliver attractive returns to our stakeholders.”

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, has been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Enquiries

Investor Relations Contact

Jason English

investorrelations@nomadfoods.com

Media Contact

Oliver Thomas, Head of Corporate Affairs

Oliver.Thomas@nomadfoods.com

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its 2025 guidance with respect to Adjusted EBITDA growth, Adjusted EPS, and Adjusted EPS growth; (ii) its CEO transition, and Mr. Brisby’s ability to contribute to our growth and success for years to come, and (iii) its growth potential and ability to deliver attractive returns to shareholders.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; (xxii) the impact of weather conditions, natural disasters, and other factors beyond the Company’s control, and (xxiii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.